ZEN Graphene Solutions Announces
Proposed Change of Classification on the TSX Venture
Exchange to Industrial, Technology, Life Sciences Issuer

Guelph, ON - August 25, 2021, ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSX-V:ZEN and OTC:ZENYF), a Canadian, nanotechnology company focused on next-gen healthcare solutions, is pleased to announce that it has made an application to change its classification on the TSX Venture Exchange ("TSXV") from a mining issuer to an industrial, technology, life sciences issuer.

Given the Company's focus on commercializing nanotechnology-enabled, next- gen healthcare solutions in the areas of prevention, detection and treatment - and its work in other areas using graphene compounds - the Company believes the change in classification on the TSXV better reflects the current core business of the Company.

In order to change its classification on the TSXV, the Company has initiated a formal Change of Business process with the TSXV, which is subject to the approval of the TSXV and requires, among other things, the approval of the Company's shareholders. At the Company's upcoming shareholder meeting on September 27th, 2021, shareholders will be asked, among other things, to approve a Change of Business from the mining industry segment to the industrial, technology and life sciences industry segment. Information relating to the proposed change of industry classification can be found in the Company's management information circular dated August 19, 2021, found under the Company's profile on SEDAR.com.

Greg Fenton, ZEN CEO commented: "ZEN's value proposition is derived from harnessing the potential of nanotechnology to develop and commercialize new and innovative technologies that improve people's lives. With our current focus on healthcare solutions in the areas of prevention, detection and treatment - and a robust research pipeline - we believe now is the right time to align our industry classification with the most important drivers of shareholder value moving forward."

About ZEN Graphene Solutions Ltd.

ZEN is a nanotechnology company developing and commercializing next-gen healthcare solutions in the areas of prevention, detection and treatment. ZEN is currently focused on commercializing ZENGuardTM, a patent-pending coating with 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as pharmaceutical products against infectious diseases. The company also has an exclusive agreement to be the global commercializing partner for a newly developed, highly scalable, aptamer- based rapid pathogen detection technology.

For further information:

Greg Fenton, Chief Executive Officer

Tel: 1(437) 220-8140

Email: gfenton@zengraphene.com

To find out more about ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward-Looking Statements

Completion of the change of classification is subject to a number of conditions, including but not limited to, TSXV acceptance and if applicable, disinterested shareholder approval. Where applicable, the change of classification cannot close until the required shareholder approval is obtained. There can be no assurance that the change of classification will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the management information circular prepared in connection with the change of classification, any information released or received with respect to the change of classification may not be accurate or complete and should not be relied upon. Trading in the securities of ZEN should be considered highly speculative.

The TSX Venture Exchange Inc. has in no way passed upon the merits of the proposed change of classification and has neither approved nor disapproved the contents of this news release

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.